

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

Xuefeng Chen
Chief Executive Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

   Re: Faraday Future Intelligent Electric Inc.
    Registration Statement on Form S-1
    Filed December 23, 2022
    File No. 333-268972

Dear Xuefeng Chen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Fullem at (202) 551-8337 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Michael Heinz